July 28, 2020

KfW Bankengruppe, Postfach 111141, 60046 Frankfurt am Main

VIA EDGAR

Mr. Corey Jennings

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KfW

Federal Republic of Germany

Registration Statement under Schedule B

Filed May 18, 2020

File No. 333-238461

(the “Registration Statement”)

Form 18-K for the Fiscal Year Ended December 31, 2019

Filed May 15, 2020

File No. 33-25769-01

(the “2019 Form 18-K”)

Dear Mr. Jennings:

In response to the oral comment received by our counsel Sullivan & Cromwell LLP in a telephone call with you on July 16, 2020, requesting that KfW amend the above-referenced Registration Statement to incorporate by reference Amendment No. 1 on Form 18-K/A to KfW’s 2019 Form 18-K filed on July 2, 2020 (“Amendment No. 1”), KfW has today filed a pre-effective amendment to its Registration Statement, which specifically incorporates by reference Amendment No.1.

In addition, we hereby respectfully request the acceleration of effectiveness of the Registration Statement, as amended, to 4:00 EST on July 30, 2020, or as soon thereafter as practicable or to such later time as we may orally request via telephone call to the staff of the Commission. KfW hereby authorizes each of Krystian Czerniecki and Sophie Moeder of Sullivan & Cromwell LLP to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel by calling Krystian Czerniecki (+49 69 4272 5525) or Sophie Moeder (+49 69 4272 5526).

Sincerely,

KfW

/s/ TIM ARMBRUSTER
Tim Armbgruster
Senior Vice President and Treasurer

/s/ SYLVIA ROTTSCHÄFER
Sylvia Rottschäfer
Vice President

cc:	Krystian Czerniecki, Esq.

Sophie Moeder, Esq.

Sullivan & Cromwell LLP

KfW Bankengruppe, Palmengartenstrasse 5–9, 60325 Frankfurt am Main · Phone +49 69 7431-0 · Fax +49 69 7431-2944 · S.W.I.F.T: KFWIDEFF · www.kfw.de

Executive Board: Dr. Günther Bräunig (CEO), Dr. Ingrid Hengster, Melanie Kehr, Bernd Loewen, Prof. Dr. Joachim Nagel, Dr. Stefan Peiß